Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR

October 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc. Registration Statement on Form S-1, as amended (File No. 333-257722) Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on October 8, 2021, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m., Eastern time, on October 12, 2021. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)